Management’s Discussion and Analysis
For the three and nine months ended September 30, 2024 and 2023
(all figures are presented in thousands of United States Dollars, unless otherwise stated)

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Index

Page	Section
3	Introduction and Business Overview
4	Highlights | Key Performance Indicators
4	Q3 2024 Highlights
7	Operating Performance | Segovia
9	Operating Performance | Marmato Upper Mine
10	Development Projects
11	Review of Financial Results
14	Summary of Quarterly Results
15	Financial Condition, Liquidity and Capital Resources
18	Contractual Obligations and Commitments
19	Non-GAAP Financial Measures
27	Accounting matters
30	Risks and Uncertainties
31	Technical Information
32	Cautionary Note Regarding Forward-looking Statements

                                                Page | 2

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of November 12, 2024 and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2023 and 2022, and the related notes (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.
Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2023 and dated March 6, 2024, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. Reference should also be made to the Non-GAAP Measures section of this MD&A for information about Non-GAAP measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (TSX) and trade under the symbol ARIS and are listed on the NYSE American LLC (the NYSE American) and trade under the symbol ARMN.
Business Overview
Aris Mining is a gold producer in Latin America operating two underground gold mines and expansions in Colombia. The Segovia Operations and Marmato Upper Mine produced a combined 226,000 ounces of gold in 2023. With ongoing expansion projects, Segovia and Marmato are targeting to produce approximately 500,000 ounces of gold per year in the second half of 2026. Colombia is home to an emerging industrial gold industry alongside an active small-scale mining sector, presenting a sizeable collaboration opportunity pursued by Aris Mining. We promote the formalization of small-scale mining units into contract mining partners (CMPs) as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.
Aris Mining also holds a 51% joint venture interest and is the operator of the Soto Norte project in Colombia (PSN), where studies are underway on a new, smaller scale development plan, with results expected in early 2025. Local CMPs will also be integrated into the updated PSN design and development plan. Aris Mining plans to present a fully redesigned project to the Colombian regulators, backed by strong local community support. Aris Mining also owns Toroparu, a gold exploration and development project in western Guyana, and the Juby project, an exploration stage gold project in the Abitibi greenstone belt of Ontario, Canada.
Aris Mining is committed to pursuing acquisitions and other growth opportunities to unlock value through scale and diversification. Additional information on Aris Mining and all our projects can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

                                                Page | 3

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Highlights | Key Performance Indicators

	Three months ended,				Nine months ended,
Financial Results	September 30, 2024	June 30, 2024	March 31, 2024	September 30, 2023[1]	September 30, 2024	September 30, 2023[1]
Gold revenue ($’000)	131,577	114,170	105,190	112,955	350,937	311,057
Income from mining operations ($’000)	37,982	29,838	25,313	34,563	93,133	102,592
EBITDA ($’000)[2]	27,764	30,791	22,386	40,179	80,942	92,453
Adjusted EBITDA ($’000)[2]	43,039	36,079	28,413	41,576	107,531	119,701

Net earnings (loss) ($’000)	(2,227)	5,713	(744)	13,833	2,743	17,363
Adjusted net earnings ($'000)[2]	12,939	12,739	5,361	14,431	31,039	40,458

Net earnings (loss) per share – basic ($)	(0.01)	0.04	(0.01)	0.10	0.02	0.13
Adjusted net earnings per share – basic ($)[2]	0.08	0.08	0.04	0.11	0.20	0.30

Sustaining capital	6,361	7,006	7,320	8,142	20,687	19,822
Growth and expansion capital	45,066	38,553	30,108	24,593	113,727	55,554

Gold sold (ounces)	53,769	49,469	51,044	59,040	154,282	162,426
Gold produced (ounces)	53,608	49,216	50,767	60,193	153,591	165,099
Average realized gold price ($ per oz sold)	2,447	2,308	2,061	1,913	2,275	1,915

Segovia Operations Results
Gold sold (ounces)	48,059	43,366	45,288	52,627	136,712	145,916

Total Segovia Operations AISC ($ per oz sold)[2]	1,540	1,571	1,434	1,194	1,515	1,139
AISC - Owner & On Title CMP ($ per oz sold)[2,4]	1,483	1,527	1,439	1,145	1,482	1,091
AISC - Third Party ($ per oz sold)[2,4]	1,834	1,790	1,386	1,488	1,706	1,448

AISC Margin - Total ($'000)[2]	44,064	32,174	28,467	37,881	104,705	113,681
AISC Margin - Owner & On Title CMP ($'000)[2,4]	39,199	28,388	25,064	34,671	92,650	104,423
AISC Margin - Third Party ($'000)[2]	4,868	3,785	3,403	3,210	12,056	9,257

Balance sheet, as at			September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023 [1]
Cash and cash equivalents			80,304	121,657	147,497	194,622
Total assets			1,828,921	1,810,132	1,353,266	1,352,871
Total debt[3]
Senior Notes			300,000	300,000	300,000	300,000
Gold Notes			47,534	51,229	54,923	58,618
Convertible Debentures			—	—	13,293	13,630
Equity attributable to owners of the Company			808,862	814,444	634,594	624,655

1.The comparative information for 2023 was recast as a result of a non-material error related to the warrant liability calculation.
2.Total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, AISC margin, sustaining capital and non-sustaining capital, and the constituting components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements and refer to the Operations Review - Segovia Operations section for full details on AISC margin.
3.The face value of long-term debt as of September 30, 2024 is shown as the principle amount of Senior Notes outstanding and the total number of Gold Notes outstanding at their par value.
4.As of the second quarter of 2024, the Company changed the methodology on how costs are allocated between the different business units of the Segovia Operations, specifically on the determination of total cash cost and AISC. Information disclosed for comparative periods have been appropriately restated.

Q3 2024 Highlights
•As announced on October 7, 2024, we reported gold production of 53,608 ounces for Q3 2024, with 47,493 ounces from Segovia and 6,115 ounces from the Marmato Upper Mine. This represents a 9% increase over total gold production in Q2 2024.
•Revenue increased by 15% quarter over quarter (QoQ) in Q3 2024 primarily driven by 6% higher average realized gold prices and a 9% increase in gold ounces sold.
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Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

•During Q3 2024 we demonstrated effective cost management at the Segovia Operations (Segovia), as illustrated in Figure 1, with an AISC of $1,540 per ounce sold. This improvement as compared to $1,571 per ounce in Q2 2024 was achieved despite higher realized gold prices, up 6% QoQ, which raised the cost of high grade mill feed purchased from our CMPs.
Figure 1: YTD 2024 Realized Gold Prices and Segovia’s AISC/oz
•The combination of higher gold prices, increased production and effective cost control led to a 37% increase in AISC margin at Segovia reaching $44.1 million in Q3 2024 compared to $32.2 million in Q2 2024, as shown in Figure 2. On a year-to-date (YTD) basis, Segovia generated $104.8 million of total AISC margin, including $12.1 million from third party CMPs.
Figure 2: YTD 2024 Growth in Segovia’s AISC Margin ($ million)
•Income from mining operations increased 11% YoY to $38.0 million for Q3 2024.
•Adjusted EBITDA of $43.0 million for Q3 2024 increased 19% when compared to Q2 2024. Over the past 12 months, we generated adjusted EBITDA of $147.2 million.
•Despite generating strong income from mining operations, we recorded a net loss of $2.2 million in Q3 2024. This was primarily due to a $12.8 million loss on financial instruments including $11.0 million in non-cash warrant expense resulting from the 21% increase in Aris Mining share price and a $3.9 million loss on the Gold Notes driven from the impact of the rising gold price on the gold premium component of the Gold Notes. These losses were partially offset by $2.4 million in financial gains from the increase in value of our investments in Denarius.
•On an adjusted earnings basis, we generated $12.9 million or $0.08 per share for Q3 2024. Over the rolling 12 months, we have generated adjusted earnings of $42.8 million or $0.29 per share.
•As announced on October 7, 2024, we updated Segovia's mineral reserve and resource estimates effective July 31, 2024 reflecting growth of our mineral resources and full replacement of our mineral reserves. These new estimates build on the strong growth in 2023 and support the ongoing Segovia expansion project. The 2025 drilling program is expected to focus on these newly identified near-mine mineral resources, aiming to convert them into mineral reserves with low development costs, and improve our mining planning.

                                                Page | 5

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Debt Offering
On October 31, 2024, we successfully completed the offering of $450 million of 8.000% Senior Notes due 2029 (the Notes). We will use a portion of the net proceeds from the offering to redeem the $300 million 6.875% Senior Notes that were issued in 2021. Redemption is expected to occur on or around November 20, 2024. The remaining net proceeds from the offering of $132.3 million are intended to be used for working capital and general corporate purposes. This strategic financing extends the maturity of our long-term debt to October 31, 2029, while increasing our cash reserves during our transformational growth period with ongoing expansions at both Segovia and Marmato.
Marmato Lower Mine Expansion and Stream Financing
On November 6, 2024, Aris Mining received a $40 million milestone payment under its precious metals purchase agreement (PMPA) with Wheaton Precious Metals International (WPMI). This payment was triggered when the Marmato Lower Mine project achieved the “25% construction spend” threshold in Q3 2024. Further payments to Aris Mining of $40 million and $42 million are expected to be received next year upon reaching the 50% and 75% construction spend milestones, respectively. Upon reaching commercial production of the Marmato Lower Mine in the second half of 2026, we expect the total Marmato Operations to produce an average of 162,000 ounces of gold per year over a 20-year mine life based on mineral reserves1.
Segovia Expansion Project
In early 2023, a strategic exploration and infill drilling program was launched along with a review of the geological interpretation and resource estimation methodology at Segovia. This effort resulted in a 75% increase in mineral reserves in 2023, extending Segovia’s estimated mine life to nearly seven years based on 2023 production rates. Building on this success, Aris Mining initiated a two-phase expansion of Segovia’s processing facilities from 2,000 tonnes per day (tpd) to 3,000 tpd, enabling us to increase annual gold production from a current rate of 185,000 to 195,000 ounces in 2024, to over 300,000 ounces following completion of the expansion and a ramp-up period. Phase 1 of the processing plant expansion was completed in October 2024, and Phase 2 is expected to be completed in the first quarter of 2025. The total cost of the expansion project is estimated at $15 million, with $7.7 million spent as of September 30, 2024.
Outstanding Share Data
As at the date of this MD&A, the Company has 170.9 million common shares issued and outstanding, 6.7 million shares issuable under stock options and 30.5 million shares issuable under share purchase warrants. As of November 12, 2024, all warrants are in-the-money and would result in a cash proceeds of up to $120.8 million if exercised in full; the two outstanding warrant classes expire on December 19, 2024 (up to $6.2 million in proceeds) and July 29, 2025 (up to $114.6 million in proceeds), respectively. A further 6 million common shares are issuable to MDC Industry Holding Company LLC (Mubadala) following receipt of an environmental license to develop PSN.
Outlook Guidance
As announced on October 7, 2024, the Company is targeting gold production of between 185,000 to 195,000 ounces in 2024 from Segovia, increasing to 250,000 ounces in 2025, and over 300,000 ounces in 2026. In addition, the Marmato Upper Mine is on track to deliver approximately 23,000 ounces in 2024, in line with full year 2023 production.
AISC guidance for Segovia in 2024 is expected to be between $1,400 and $1,500 per ounce, as updated in August 2024 when gold prices were around $2,400 per ounce. Currently, our YTD AISC stands at $1,515 per ounce, with $1,482 per ounce for the Owner and On Title CMPs segment, and $1,706 per ounce for the Third Party purchased mill feed segment. Given the expectation for continued high gold prices, which impacts the cost of mill feed purchased from our CMPs, Aris Mining expects that consolidated AISC may surpass the upper limit of the guidance range.
1 See section Qualified Person and Technical Information for references to the technical reports.
                                                Page | 6

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Operating Performance | Segovia
The Segovia Operations are located in Antioquia, Colombia. Gold is produced through a distinctive community-based partnership model. We operate our own mines and collaborate with community-based mining partners, referred to as Contract Mining Partners (CMPs), to increase our total gold production. Some partners work within our infrastructure, while others manage their own mining operations on our tenements. In addition, we purchase high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins. Approximately 45-55% of Segovia’s gold production is sourced from material mined by CMPs, who are compensated contractually based on the grade and quantity of mill feed delivered and the spot price of gold. In addition, off title mill feed is purchased from third party contractors to optimize production and further increase operating margins.

	Three months ended,				Nine months ended,
Operating Information	September 30, 2024	June 30, 2024	March 31, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore processed (t)	166,868	155,912	154,425	163,205	477,205	467,274
Tonnes per day (tpd)	1,940	1,834	1,817	1,898	1,864	1,832
Average gold grade processed (g/t)	9.23	9.14	9.42	10.77	9.26	10.34
Recoveries (%)	95.9%	96.0%	95.6%	95.5%	95.8%	95.4%
Gold produced (ounces)	47,493	43,705	44,908	53,826	136,106	148,221
Gold sold (ounces)	48,059	43,366	45,288	52,627	136,713	145,916
Financial Information
Gold revenue ($'000s)	$118,075	$100,302	$93,389	$100,712	$311,766	$279,840

Mining costs	33,552	33,105	32,294	30,412	98,951	76,323
Third Party material purchases	13,601	12,748	6,823	10,419	33,172	27,848
Processing costs	6,985	6,536	5,961	6,117	19,482	16,227
Administration and security costs	7,796	8,120	9,461	6,745	25,377	19,201
Finished goods & stockpile inventory adjustment	1,130	(1,306)	402	(352)	226	2,707
By-product and concentrate revenue	(2,665)	(2,862)	(2,318)	(3,153)	(7,845)	(10,785)
Total cash costs[1]	60,399	56,341	52,623	50,188	169,363	131,521
Cash cost per ounce sold[1]	1,257	1,299	1,162	954	1,239	901

Royalties	3,506	3,078	3,008	3,202	9,592	9,350
Social contributions	4,294	2,120	2,289	2,249	8,703	7,072
Sustaining capital - infill drilling[1]	608	2,006	990	1,298	3,604	2,454
Other sustaining capital and lease expenditures[1]	5,204	4,583	6,012	5,894	15,799	15,762
All-in sustaining costs[1]	74,011	68,128	64,922	62,831	207,061	166,159
All-in sustaining cost per ounce sold[1]	1,540	1,571	1,434	1,194	1,515	1,139

AISC Margin[1]	44,064	32,174	28,467	37,881	104,705	113,681

1.Refer to the Non-GAAP Measures section for a full reconciliation of sustaining capital, cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements.

Production
Gold production at Segovia of 47,493 ounces for Q3 2024 increased 9% over Q2 2024 due to higher tonnes processed with the mill operating at nameplate capacity during Q3 2024. However, when compared to Q3 2023, production was 12% lower due to lower grades in the Q3 2024 mine plan, partially offset by higher tonnes of processed mill feed from owner and CMP mining.
For YTD 2024 gold production of 136,106 ounces represented a decrease of 12,115 ounces, or 8%, compared to the prior year period. The shortfall was primarily caused by lower average gold grade mill feed from owner mining, and the 7 days of downtime for unplanned maintenance at the processing plant during Q2 2024, when compared to the prior year period. This was partially offset by higher grade mill feed purchases from third parties .

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Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Operating Performance | Segovia (continued)
Gold Revenue
Gold revenue at Segovia for Q3 2024 of $118.1 million increased $17.4 million, or 17%, compared to the same period of the prior year. This is attributable to a 28% increase in the average realized gold price offset by a 9% decrease in total ounces sold due to lower comparable production. Gold revenue of $311.8 million for the YTD 2024 increased by $31.9 million, or 11%, compared to the same period of the prior year. This is due to a 19% increase in the average realized gold price, offset by a 6% decrease in total ounces sold.
Cash Costs
Total cash costs increased 20% and 29% for Q3 and YTD 2024, respectively, when compared to the same prior year periods. Mining costs primarily increased due to higher labour costs resulting from government mandated wage increases, the impact of rising gold prices on internal and external CMP payments, inflation and foreign exchange. CMP mill feed purchases are made at a price calculated as a percentage of current spot gold prices, and increased in line with the gold price. Processing costs increased 14% and 20% for the Q3 and YTD 2024 respectively, due to the increase in tonnes of ore processed and inflation. Administration and security costs increased 16% and 32%, respectively, due to higher labour costs and expanded measures for security.
Social Contributions
Social Contributions for Q3 and YTD 2024 increased when compared to the same period of the prior year as they are linked to the prevailing gold price at the time. A one-time adjustment was recorded in Q3 2024 to ensure social payments for the first half of 2024 reflect the higher than expected gold prices.
All In Sustaining Costs (AISC)
Consolidated AISC for Q3 2024 was $1,540 per ounce decreased slightly QoQ due to higher production and lower sustaining capital, partially offset by higher CMP payments due to high grade mill feed purchased at rising gold prices during the quarter.

	Three months ended,				Nine months ended,
Operating Information	September 30, 2024	June 30, 2024	March 31, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Owner Mining & On Title CMPs
Gold produced (ounces)	39,921	36,400	39,915	46,116	116,236	128,220
Gold sold (ounces)	40,248	36,117	40,253	45,089	116,618	126,220
Cash cost ($ per oz sold)[1]	1,145	1,201	1,134	864	1,158	816
AISC ($ per oz sold)[1]	1,483	1,527	1,439	1,145	1,482	1,091
AISC sales margin (%)[1,2]	40%	34%	30%	40%	35%	43%
AISC margin ($'000)[1]	39,199	28,388	25,064	34,671	92,650	104,423

Third Party Purchased Mill feed (Off Title CMPs)
Gold produced (ounces)	7,572	7,305	4,993	7,710	19,870	20,001
Gold sold (ounces)	7,811	7,248	5,036	7,538	20,095	19,696
Purchase & processing cost per ounce ($ per oz sold)[1]	1,834	1,790	1,386	1,488	1,706	1,448
Sales margin (%)[1,2]	25%	23%	33%	22%	25%	25%
Sales margin ($'000)[1,2]	4,868	3,785	3,403	3,210	12,056	9,257

                                                Page | 8

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Operating Performance | Segovia (continued)
AISC Owner Mining & On Title CMPs
AISC for owner mining and on-title CMPs for Q3 2024 of $1,483 per ounce decreased 3% compared to Q2 2024 primarily due to increased gold ounces sold from higher production and lower sustaining capital QoQ, partially offset by the impact of higher gold prices on CMP payments. AISC increased 36% YoY from $1,091 per ounce in YTD 2023 mainly due to higher CMP payments to internal and external mine partners caused by the significant rise in gold price in 2024, and inflation and labour cost increases.
AISC Third party Purchased Mill feed (Off Title CMP)
AISC for third party purchased mill feed for Q3 2024 was $1,834 per ounce, or 3% higher than Q2 2024 mainly due to the increase in gold price QoQ. Third party margins of 25% improved somewhat QoQ from 23% in Q2 2024 and 22% in Q3 2023.
Segovia Expansion Project Update
The Segovia processing plant expansion project will increase processing capacity from 2,000 to 3,000 tonnes per day and is on schedule for completion in Q1 2025. Phase 1 of the work is now complete, with the newly expanded receiving area for our CMPs fully commissioned and handed over to operations in October 2024. The expanded receiving area enhances mill feed capacity and operational efficiencies. Phase 2, which involves installing a second ball mill in the former contractor receiving area, is underway and scheduled for completion in Q1 2025. The new ball mill is expected to increase throughput and gold production by enabling finer grinding and process efficiencies.
Operating Performance | Marmato Upper Mine
Aris Mining operates the Marmato Upper Mine while construction of the Lower Mine is underway.

	Three months ended,				Nine months ended,
Operating Information	September 30, 2024	June 30, 2024	March 31, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore processed (t)	70,256	61,000	62,421	70,294	193,677	183,798
Average gold grade processed (g/t)	3.06	3.18	3.27	3.14	3.17	3.14
Gold recovery (%)	89.4%	89.2%	90.2%	90.3%	89.6%	90.3%
Gold produced (ounces)	6,115	5,511	5,859	6,367	17,485	16,878
Gold sold (ounces)	5,710	6,104	5,756	6,413	17,570	16,510
Gold Revenue ($'000)	13,502	13,867	11,801	12,243	39,171	31,217
Average realized gold price ($/ounce sold)	2,365	2,272	2,050	1,909	2,229	1,891
Gold production
Gold production for YTD 2024 increased by 4% to 17,485 ounces when compared to the same period of 2023. This is primarily attributable to a 5% increase in tonnes processed combined with a 1% increase in grade, partially offset by lower gold recovery. Gold production for Q3 2024 decreased by 4% when compared to the same period in 2023 due to a small decrease in grade.
Gold Revenue
Revenue increased by 13% and 25% for Q3 and YTD 2024, respectively, over the same periods in 2023, primarily driven by higher average realized gold prices. YTD there was a 7% increase in ounces of gold sold, however, for Q3 the ounces of gold sold decreased by 12% when compared to the same period of the prior year. This is attributable to the timing of gold pours and reduced production in Q3 2024. All gold sold from Marmato is subject to the PMPA in place with WPMI.

                                                Page | 9

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Development Projects
Marmato Lower Mine
The Marmato Lower Mine project, initiated in 2023, is designed to provide access to the broader porphyry mineralization located beneath the currently operating Marmato Upper Mine. Upon completion, the combined operations of both mines are expected to produce approximately 162,000 ounces of gold annually over a 20-year mine life2.
As of September 30, 2024, the project reached the "25% spend" milestone pursuant to the PMPA with WPMI, with the site access road and portal face now complete and the contractor preparing to initiate work on the twin declines. Both the semi-autogenous grinding (SAG) and ball mill fabrication are progressing on schedule for completion before the end of 2024. On November 6, 2024. we received the first $40 million installment from WPMI to fund the Marmato Lower Mine project. Additional $40 million and $42 million payments are expected to be received at the 50% and 75% spend milestones, respectively.
During Q3 2024, the primary capital expenditures for the Lower Mine construction included $3.7 million for the process plant, $2.1 million for power and electrical infrastructure, $1.8 million for non-process infrastructure, and $0.9 million for underground mining. The project remains on plan and on budget.

Marmato Lower Mine - Construction Budget	$’000
Construction spend (August 2023 to September 2024)[1]	$44,300
Estimated cost to complete (as of September 30, 2024)	235,284
Total construction budget	279,584
Received stream funding on November 6, 2024	40,000
Remaining stream funding (at 50% and 75% project spend thresholds)	82,000
Remaining net construction budget	113,284
[1]Relates to costs directly associated with the construction of the plant, mining and other surface infrastructure of the Marmato Lower Mine Project, exclusive of costs associated with other ancillary activities supporting the wider Marmato Mine complex.

Soto Norte Project
The PSN team has been integrated into the Aris Mining's management structure and procedures following the acquisition of a controlling interest on June 28, 2024. During the pre-licensing period, the Company will fund certain operating costs in full, while non-operating and project construction expenses will be shared with Mubadala based on pro-rata ownership. New studies are underway with several optimizations including (i) reduced environmental footprint, (ii) building a smaller processing plant with a longer operating life, (iii) adopting a flexible mining method to target higher-grade ore earlier in the mine life, and (iv) optimal water usage. The results of the new study are expected in early 2025.
Toroparu Project
Aris Mining continues to advance the Toroparu project, including analysis of the available options for power generation and access routes to the project and order of magnitude studies on the associated capital and operating costs. We have renewed our environmental license with the Guyana Environmental Protection Agency for a further term of five years. Total capital expenditure for Toroparu is anticipated to be $10 million for the year ending December 31, 2024.

2 See section Qualified Person and Technical Information for references to the technical reports.
                                                Page | 10

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Review of Financial Results

	Three months ended,		Nine months ended,
($’000)	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
		Recast[1]		Recast[1]

Revenue	$134,723	$116,469	$359,528	$322,691

Costs and expenses
Cost of sales	(83,243)	(68,534)	(231,570)	(185,186)
Depreciation and depletion	(9,019)	(10,938)	(24,620)	(27,409)
Social contributions	(4,479)	(2,434)	(10,205)	(7,504)
Income from mining operations	37,982	34,563	93,133	102,592

General and administrative costs	(3,962)	(3,925)	(10,222)	(10,300)
Revaluation of investment in Denarius	—	—	—	(10,023)
Loss from equity accounting in investees	(17)	1,063	(2,871)	(3,608)
Share-based compensation	(2,533)	(528)	(5,748)	(2,134)
Other expenses	428	(21)	(2,252)	31
Income from operations	31,898	31,152	72,040	76,558

Loss on financial instruments	(12,842)	374	(22,728)	351
Finance income	1,351	3,672	5,288	8,203
Interest and accretion	(6,493)	(6,757)	(19,792)	(22,384)
Foreign exchange gain (loss)	(311)	(2,285)	7,010	(11,865)
Earnings before income tax	13,603	26,156	41,818	50,863

Income tax (expense) recovery
Current	(17,280)	(12,153)	(36,590)	(35,289)
Deferred	1,450	(170)	(2,485)	1,789
	(15,830)	(12,323)	(39,075)	(33,500)

Net earnings	$(2,227)	$13,833	$2,743	$17,363

Earnings per share – basic	$(0.01)	$0.10	$0.02	$0.13
Weighted average number of outstanding common shares – basic	169,873,924	137,192,545	153,304,168	136,710,913
Earnings per share – diluted	(0.01)	0.10	0.02	0.11
Weighted average number of outstanding common shares – diluted	169,873,924	137,484,041	153,826,303	140,898,278
1.The financial statements of the company were recast for the 2023 comparatives due to a non-material error in the warranties liability calculation from 2022 and IAS 1 retroactive application effective January 1, 2024

Revenue
Revenue increased 16% and 11% for the Q3 and YTD 2024, respectively when compared to the same periods of the prior years. This was attributable to an increase in average realized gold price offset by a decrease in gold ounces sold. The decrease in gold ounces sold was primarily due to reduced gold grade combined with unplanned downtime in the mill at Segovia during Q2 2024.

Cost and expenses
The cost of sales for the Q3 and YTD 2024, increased 21% and 25%, respectively, over the same periods of the prior year. This was primarily attributable to the impact of higher cash costs for mill feed supplied by CMPs which is calculated as a percent of current spot gold prices, higher labour costs from government mandated wage increases, inflation and foreign exchange.
                                                Page | 11

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Review of Financial Results (continued)
Depreciation and depletion
Depreciation and depletion for the Q3 and YTD 2024 decreased 18% and 10% YoY, respectively, due to the 75% increase in mineral reserves at Segovia in 2023, effective September 30, 2023. Depletion is recognized on a units of production basis over the total mineral reserve base.
Social contributions
Social Contributions for Q3 and YTD 2024 increased when compared to the same period of the prior year as they are linked to the prevailing gold price at the time. A one-time adjustment was recorded in Q3 2024 to ensure social payments for the first half of 2024 reflect the higher than expected gold prices.
Loss on financial instruments
Aris Mining has financial instruments that are recognized at fair value through profit and loss. In 2024, losses recognized on financial instruments in Q3 2024 and YTD 2024 is primarily attributable to changes in the fair value of our listed warrants, due to a 39% increase in our share price since January 1, 2024. Additional losses were incurred from fair-value adjustments on the Gold Notes, which trade on the Cboe Canada. Our valuation model for the Gold Notes considers credit spread, risk free rates, volatility and gold future prices. The primary factor of the losses incurred in 2024 of the Gold Notes has been the impact of the 45% increase in the gold price YTD on the gold premium component of the Gold Notes.

	Three months ended,		Nine months ended,
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
		Recast[1]		Recast[1]
Financial Assets
Investment in Denarius	$671	$(1,192)	$1,134	$(362)
Denarius convertible debenture	1,732	—	3,019	—
Denarius warrants	1	(172)	(170)	(248)
Other gain on financial instruments	—	—	2	1
	2,404	(1,364)	3,985	(609)
Financial Liabilities
Gold Notes	(3,891)	(1,201)	(11,250)	(5,313)
Convertible debenture	—	609	565	32
Unlisted Warrants	(395)	51	(209)	762
Listed Warrants	(10,960)	2,279	(15,819)	5,479
	(15,246)	1,738	(26,713)	960
Total (loss) gain	(12,842)	374	(22,728)	351
1.The financial statements of the company were recast for the 2023 comparatives due to a non-material error in the warranties liability calculation from 2022 and IAS 1 retroactive application effective January 1, 2024

Interest and accretion
Interest and accretion decreased 4% and 12% for Q3 and YTD 2024, respectively, when compared to the same periods of the prior year. Interest and accretion charges are incurred for interest expense on the Senior Notes, fees associated with financings, and accretion of provisions. The decrease in the YTD 2024 comparison is primarily attributable to the settlement of the note payable to Mubadala in the first quarter of 2023.
Foreign exchange gain
For the YTD 2024 we have recorded a foreign exchange gain compared to the same period of the prior year which was a foreign exchange loss. Aris Mining’s reporting currency is the USD, which is also the functional currency of the Company and certain of its subsidiaries. The functional currency of the subsidiaries which hold the Segovia Operations and the Marmato Mine is the Colombian Peso (COP). Foreign exchange gains (losses) reported in net income (loss) arise on the translation of monetary assets and liabilities denominated in a currency other than the functional currency of each entity, and these fluctuate based on foreign exchange rate movements during the period.
                                                Page | 12

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Review of Financial Results (continued)
Non-controlling interest
On June 28, 2024, the Company acquired an additional 31% interest in the Soto Norte Project, bringing its total ownership to 51% (Soto Norte Transaction). As a result, income (loss) attributed to the non-controlling interest (NCI) has been recognized for the first time in the three-month period ended September 30, 2024, reflecting the share of net loss attributable to the non-controlling interest during this period.
Acquisition of Additional Interest in the Soto Norte Project
On June 28, 2024, the Company completed the acquisition of an additional 31% interest in PSN, increasing its total ownership to 51%. As part of this transaction, Mubadala received 15,750,000 common shares of Aris Mining, representing approximately 9.3% ownership as of June 30, 2024. The market value of the Aris Mining shares on the NYSE issued to Mubadala as of June 30, 2024 was approximately $59.2 million. In addition, Mubadala is entitled to 6 million common shares of Aris Mining upon the receipt of an environmental license for the development of PSN.
This transaction has been accounted for as an asset acquisition under IFRS, with the consideration allocated to the acquired assets and assumed liabilities based on their relative fair values. The shares issued and the contingently issuable shares were recognized in accordance with IFRS 2, Share-based payment, and the value ascribed to the shares was determined with reference to the fair value of the assets acquired and liabilities assumed. The costs incurred by the Company in relation to the PSN acquisition have been capitalized in accordance with applicable accounting standards. The total consideration paid was allocated based on the relative fair value of the assets and the liabilities acquired as detailed below:

Consideration paid
15,750,000 common shares issued and 6,000,000 contingently issuable common shares of Aris Mining	$180,920
Previously held interest in the Soto Norte Project	108,363
Acquisition costs and project funding	6,085
Total consideration paid	$295,368
Fair value of assets acquired and liabilities assumed
Cash and cash equivalents	$5,251
Prepaid expenses and other receivables	213
Mining interests, plant and equipment	4,790
Exploration and evaluation assets	578,110
Accounts payable and accrued liabilities	(2,511)
Provisions	(1,690)
Other long term liabilities	(5,010)
Non-controlling interest	(283,785)
Assets acquired and liabilities assumed	$295,368

                                                Page | 13

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Summary of Quarterly Results

	For the three months ended
Quarterly results	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
					Recast[2]	Recast[2]	Recast[2]	Recast[2]
Revenue ($000s)	134,723	117,185	107,620	124,983	116,469	109,315	96,907	103,361
Gold sold (ounces)	53,854	49,468	51,044	62,083	59,040	54,228	49,158	59,157
Segovia Operations AISC ($ per oz sold)[1]	1,540	1,571	1,434	1,264	1,194	1,111	1,104	1,015
Earnings from mine operations ($000s)	37,982	29,838	25,313	38,215	34,563	34,877	33,152	37,744
EBITDA	27,764	30,791	22,386	19,690	40,179	32,138	20,136	27,331
Adjusted EBITDA	43,039	36,079	28,413	39,650	41,556	39,529	38,647	30,892
Net earnings (loss) ($000s)	(2,227)	5,713	(744)	(5,944)	13,833	9,899	(6,370)	(711)
Adjusted earnings (loss) ($000s)	12,939	12,739	5,361	11,795	14,431	14,872	11,177	3,199
Earnings (loss) per share – basic ($)	(0.01)	0.04	(0.01)	(0.04)	0.10	0.07	(0.05)	(0.01)
Earnings (loss) per share – diluted ($)	(0.01)	0.04	(0.01)	(0.04)	0.10	0.02	(0.05)	(0.05)
Adjusted earnings per share - basic ($)	0.08	0.08	0.04	0.09	0.11	0.11	0.04	0.11
1.Refer to the Non-GAAP Measures section for a full reconciliation of cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Interim Financial Statements. Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.
2.The comparative information for 2023 was recast as a result of a non-material error related to the warrant liability calculation.

Over the last eight quarters, earnings from mine operations have ranged from $25 million to $42 million, supported by gold sales of between 49,000 and 62,000 ounces per quarter. During this period, net earnings and earnings per share have experienced fluctuations, primarily influenced by revaluations of financial instruments, acquisition and restructuring costs, and gains and losses from fair value adjustments related to investments from acquisitions and divestitures.
During the year ended December 31, 2023, the Company identified a non-material error in the fair value of the listed warrant liability previously reported as at December 31, 2022. As a result of these adjustments, there was a reduction in net income of $5.5 million ($0.06 per share, basic and $0.05 per share diluted) for the three months ended December 31, 2022, a reduction in net income of $1.0 million ($0.01 per share basic and diluted) in the three months ended March 31, 2023, an increase in net income of $1.6 million ($0.01 per share basic and diluted) in the three months ended June 30, 2023 and an increase in net income of $1.4 million ($0.01 per share basic and diluted) in the three months ended September 30, 2023. The counter adjustment to each of the above recast adjustments was made on the statement of financial position to the warrant liability.
                                                Page | 14

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Financial Condition, Liquidity and Capital Resources

	Three months ended,			Nine months ended,
($000s)	September 30, 2024	June 30, 2024	March 31, 2024	September 30, 2024
Gold Revenue	$131,577	$114,170	$105,190	$350,937

Total cash cost[1]	(75,116)	(69,775)	(64,811)	(209,702)
Royalties	(4,849)	(4,204)	(4,092)	(13,145)
Social contributions	(4,479)	(2,271)	(3,455)	(10,205)
Sustaining exploration[1]	(608)	(2,006)	(990)	(3,604)
Sustaining capital - other[1]	(6,142)	(5,364)	(6,836)	(18,342)
All in sustaining cost (AISC) [1]	(91,194)	(83,620)	(80,184)	(254,998)

AISC Margin	40,383	30,550	25,006	95,939

Taxes paid[2]	(4,705)	(8,497)	—	(13,202)
General and administration expense[2]	(3,962)	(2,053)	(4,207)	(10,222)
Increase in VAT receivable	(11,429)	(8,345)	(9,090)	(28,864)
Other changes in working capital	(2,491)	(1,781)	(17,816)	(22,087)
Impact of foreign exchange losses on cash balances[2]	(578)	(2,240)	(322)	(3,140)
Cash flow from operations	17,218	7,634	(6,429)	18,424

Expansion and growth capital expenditure[1] at:
Marmato Lower Mine	(10,825)	(19,143)	(14,865)	(44,833)
Segovia Operations	(14,040)	(11,765)	(8,472)	(34,277)
Marmato Upper Mine	(10,275)	(1,046)	(1,878)	(13,199)
Regional exploration	(2,924)	(4,518)	(2,951)	(10,393)
Toroparu Project	(1,970)	(2,079)	(1,939)	(5,988)
PSN	(5,033)	—	—	(5,033)
Corporate	—	(1,112)	—	(1,112)
Total expansion and growth capital	(45,067)	(39,663)	(30,105)	(114,835)

Cash flow from operations after expansion capital	(27,849)	(32,029)	(36,534)	(96,411)

Proceeds from warrant/option exercises[2]	4,309	16,827	7,671	28,807
Principal repayment of Gold Notes[2]	(3,694)	(3,695)	(3,694)	(11,083)
Net transaction costs from Soto Norte Acquisition[2]	—	(834)	—	(834)
Capitalized interest paid[2]	(3,737)	(3,549)	(2,594)	(9,880)
Repayment of convertible debenture[2]	—	(1,325)	—	(1,325)
Interest (paid) received - net	(10,382)	35	(10,598)	(20,945)
Total financing and other costs	(13,504)	7,459	(9,215)	(15,260)

Cash flow after expansion capital, financing and other costs	(41,353)	(24,570)	(45,749)	(111,671)

Cash contributions to investment in associate[2]	—	(1,270)	(1,376)	(2,646)
Net change in cash[2]	(41,353)	(25,840)	(47,125)	(114,317)

Opening cash balance at beginning of period[2]	121,657	147,497	194,622	194,622
Closing cash balance at end of period[2]	80,304	121,657	147,497	80,304
1.Refer to the Non-GAAP Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site.
2.As presented in the Interim Financial Statements and notes for the respective periods.

                                                Page | 15

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Financial Condition, Liquidity and Capital Resources (continued)
Working Capital
Aris Mining had a working capital surplus of $64.3 million (being current assets less current liabilities) at September 30, 2024 (December 31, 2023: $143.9 million), and has sufficient cash and cash equivalents to fund its current operating and administration costs. Subsequent to the quarter-end, the Company bolstered liquidity with its recently closed debt offering on October 31, 2024 for gross proceeds of $450 million. We will use a portion of the proceeds to redeem the $300 million Senior Notes on or around November 20, 2024. The remaining net proceeds received of $132.3 million will be used for working capital and general corporate purposes. In addition, we received the first $40 million installment from WPMI to fund the Marmato Lower Mine on November 6, 2024.
The Company is, however, in a growth phase as it progresses its expansion projects, including (1) the construction of the Marmato Lower Mine project, (2) ongoing optimization and exploration activities at the Segovia Operations, (3) ongoing studies at the Toroparu project and (4) the funding of project development expenses of the Soto Norte Project during the pre-licensing period. The Company is in a strong financial position to fund growth projects based on cash flow from operations from the Segovia Operations, cash on hand and the remaining milestone payments from WPMI.
Cash flow from operations
Net cash provided from operations was $31.1 million in Q3 2024, which increased QoQ from $12.4 million in Q2 2024. The increase in cash flow was generated by higher AISC margin from increased gold ounces sold and higher realized gold prices. The positive trend in AISC margin was partially offset by a build up of working capital described below:
•Trade and other receivables increased from $49 million at December 31, 2023 to $72.6 million as at September 30, 2024. The increase is attributable to the build of 2024 VAT rated expenditures and administrative delays in the collection of our 2023 VAT rated expenditures. Subsequent to September 30, 2024, we received credit for $29.6 million of VAT, of which $16.2 million has been applied to 2023 corporate income tax with the remainder collected.
•Income tax payable has increased from $6.2 million at December 31, 2023 to $27.9 million as at September 30, 2024 due to tax expense recorded of $36.6 million.
•Prepaid expense and deposits increased from $4.6 million at December 31, 2023 to $6.2 million as at September 30, 2024 due to corporate activities.
•Inventory increased from $38.9 million at December 31, 2023 to $46.2 million as at September 30, 2024 due to a build up of materials and supplies, and ore stockpiles.
•Accounts payable and accrued liabilities decreased from $69.3 million at December 31, 2023 to $61.7 million as at September 30, 2024 due to the timing of supplier payments made subsequent to December 31, 2023.
Cash used in investing activities
Aris Mining's net cash used in investing activities increased $25.9 million and $12.4 million for Q3 and YTD 2024, respectively, when compared to the same periods of the prior year due to the construction of the Marmato Lower Mine project where we have invested $44.8 million YTD 2024, and the Segovia Operations where we have invested $34.4 million YTD 2024.
Cash used financing activities
Aris Mining's net cash used in financing activities decreased $2.4 million and $24.3 million for Q3 and YTD 2024, respectively, when compared to the same periods of the prior year. This decrease is primarily attributable to $28.8 million received from warrant and stock option exercises YTD 2024, offset by $11 million YTD 2024 cash spent on the Gold Notes' premium payments when compared to the same periods of the prior year.

                                                Page | 16

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share based payments (options, PSUs, DSUs) there were no related party transactions.
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
Gold Notes
Aris Mining has Gold Notes that trade on the Cboe Canada Exchange under the symbol “AMNG.NT.U” as described in note 10 of our 2023 annual financial statements. As of September 30, 2024, the outstanding principal value is $47.5 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the excess of the floor price of $1,400 compared to the London Bullion Market Association Gold Price on the measurement date. We have not entered into any instruments to hedge against the market movement of gold, and there is risk that rising gold prices would result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins to be able to fund the potential exposure.

                                                Page | 17

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Contractual Obligations and Commitments
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at September 30, 2024:
Aris Mining’s contractual obligations and commitments (including any related interest) at September 30, 2024 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$89,617	$—	$—	$—	$89,617
Reclamation and closure costs	1,544	3,345	6,212	27,850	38,951
Lease payments	1,831	2,439	877	2,435	7,582
Gold Notes	29,432	53,843	—	—	83,275
Senior Notes[1]	20,625	317,646	—	—	338,271
Other purchase and contractual commitments[2]	375	—	—	—	375
Total	$143,424	$377,273	$7,089	$30,285	$558,071
1.Subsequent to September 30, 2024, the Senior Notes will be redeemed for $310,943 on or around November 20, 2024. On October 31, 2024 Aris Mining successfully completed its offering of $450 million of 8.000% Notes due 2029.
2.Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the Company, including expenditures required to comply with current mining and exploration license requirements.

Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective WPMI streaming agreements.
As part of the acquisition of the Soto Norte Project, after the first 5.7 million gold ounces have been produced, Mubadala retained a streaming interest of 7.35% of payable gold and 100% of payable silver on the Soto Norte Project. Mubadala will make payments upon delivery equal to 15% of the spot gold and silver prices. In addition, subsequent to the transaction, Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at September 30, 2024.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position.
No such provisions have been recorded by the Company.
                                                Page | 18

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Non-GAAP Financial Measures
This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP). The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.
Total cash costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Management has included a secondary total cash cost and total cash cost per ounce measure, that includes the cost of royalties incurred on precious metal shipments from its Segovia Operations. This measure adds back the cost of royalties to total cash cost and is intended to be reflective of the total cash cost associated with operating in Colombia. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

                                                Page | 19

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Non-GAAP Financial Measures (continued)
Total cash costs (continued)
Reconciliation of total cash costs to the most directly comparable financial measure disclosed in the Interim Financial Statements

	Three months ended Sep 30, 2024			Three months ended Sep 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	48,059	5,710	53,769	52,627	6,413	59,040
Cost of sales[1]	66,570	16,673	83,243	56,543	11,991	68,534
Less: materials and supplies inventory provision	—	—	—	—	(190)	(190)
Less: royalties[1]	(3,506)	(1,343)	(4,849)	(3,202)	(987)	(4,189)
Add: by-product revenue[1]	(2,665)	(613)	(3,278)	(3,153)	(361)	(3,514)
Total cash costs	60,399	14,717	75,116	50,188	10,453	60,641
Total cash costs ($ per oz gold sold)	$1,257			$954
Total cash cost including royalties	63,905			53,390
Total cash cost including royalties ($ per oz gold sold)	$1,330			$1,014

	Nine months ended Sep 30, 2024			Nine months ended Sep 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	136,712	17,570	154,282	145,916	16,510	162,426
Cost of sales[1]	186,801	44,769	231,570	151,656	33,530	185,186
Less: materials and supplies inventory provision	—	—	—	—	(190)	(190)
Less: royalties[1]	(9,592)	(3,553)	(13,145)	(9,350)	(2,864)	(12,214)
Add: by-product revenue[1]	(7,845)	(878)	(8,723)	(10,785)	(849)	(11,634)
Less: other adjustments	—	—	—	—	77	77
Total cash costs	169,364	40,338	209,702	131,521	29,704	161,225
Total cash costs ($ per oz gold sold)	$1,239			$901
Total cash cost including royalties	178,956			140,871
Total cash cost including royalties ($ per oz gold sold)	$1,309			$965

	Three months ended June 30, 2024			Three months ended March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	43,366	6,103	49,469	45,288	5,756	51,044
Cost of sales[1]	62,282	14,712	76,994	57,949	13,384	71,333
Less: royalties[1]	(3,078)	(1,126)	(4,204)	(3,008)	(1,084)	(4,092)
Add: by-product revenue[1]	(2,862)	(153)	(3,015)	(2,318)	(112)	(2,430)
Less: other adjustments	—	—	—	—	—	—
Total cash costs	56,342	13,433	69,775	52,623	12,188	64,811
Total cash costs ($ per oz gold sold)	$1,299			$1,162
Total cash cost including royalties	59,420			55,631
Total cash cost including royalties ($ per oz gold sold)	$1,370			$1,228
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.
                                                Page | 20

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Non-GAAP Financial Measures (continued)
Total cash costs (continued)
Reconciliation of total cash costs by business unit at the Segovia Operations to the cash costs as disclosed above.

	Three months ended September 30, 2024			Three months ended September 30, 2023
($000s except per ounce amounts)	Owner	Off-title CMP	Total	Owner	Off-title CMP	Total
Total gold sold (ounces)	40,248	7,811	48,059	45,089	7,538	52,627
Cost of sales[1]	52,245	14,325	66,570	45,044	11,216	56,259
Less: royalties[1]	(3,506)	—	(3,506)	(2,918)	—	(2,918)
Add: by-product revenue[1]	(2,665)	—	(2,665)	(3,153)	—	(3,153)
Total cash costs	46,073	14,325	60,399	38,973	11,216	50,189
Total cash costs ($ per oz gold sold)	$1,145	$1,834	$1,257	$864	$1,488	$954

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
($000s except per ounce amounts)	Owner	Off-title CMP	Total	Owner	Off-title CMP	Total
Total gold sold (ounces)	116,618	20,095	136,712	126,220	19,696	145,916
Cost of sales[1]	152,517	34,283	186,800	123,139	28,516	151,655
Less: royalties[1]	(9,592)	—	(9,592)	(9,350)	—	(9,350)
Add: by-product revenue[1]	(7,845)	—	(7,845)	(10,785)	—	(10,785)
Total cash costs	135,080	34,283	169,364	103,004	28,516	131,521
Total cash costs ($ per oz gold sold)	$1,158	$1,706	$1,239	$816	$1,448	$901

	Three months ended June 30, 2024			Three months ended June 30, 2023
($000s except per ounce amounts)	Owner	Off-title CMP	Total	Owner	Off-title CMP	Total
Total gold sold (ounces)	36,117	7,248	43,365	41,855	6,526	48,381
Cost of sales[1]	49,304	12,977	62,282	41,056	9,974	51,030
Less: royalties[1]	(3,078)	—	(3,078)	(3,488)	—	(3,488)
Add: by-product revenue[1]	(2,862)	—	(2,862)	(2,755)	—	(2,755)
Total cash costs	43,364	12,977	56,342	34,813	9,974	44,787
Total cash costs ($ per oz gold sold)	$1,201	$1,790	$1,299	$832	$1,528	$926

	Three months ended March 31, 2024			Three months ended March 31, 2023
($000s except per ounce amounts)	Owner	Off-title CMP	Total	Owner	Off-title CMP	Total
Total gold sold (ounces)	40,253	5,035	45,288	39,276	5,632	44,908
Cost of sales[1]	50,968	6,980	57,948	36,756	7,326	44,082
Less: royalties[1]	(3,008)	—	(3,008)	(2,660)	—	(2,660)
Add: by-product revenue[1]	(2,318)	—	(2,318)	(4,877)	—	(4,877)
	0	0	0	0	0	0
Total cash costs	45,643	6,980	52,624	29,219	7,326	36,545
Total cash costs ($ per oz gold sold)	$1,134	$1,386	$1,162	$744	$1,301	$814
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.

                                                Page | 21

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Non-GAAP Financial Measures (continued)
All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐GAAP measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Reconciliation of all-in sustaining costs to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended Sep 30, 2024			Three months ended Sep 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	48,059	5,710	53,769	52,627	6,413	59,040
Total cash costs	60,399	14,717	75,116	50,188	10,453	60,641
Add: royalties[1]	3,506	1,343	4,849	3,202	987	4,189
Add: social programs[1]	4,294	185	4,479	2,249	185	2,434
Add: sustaining capital expenditures	5,423	938	6,361	6,685	1,457	8,143
Add: lease payments on sustaining capital	389	—	389	507	—	507
Total AISC	74,011	17,183	91,194	62,831	13,082	75,914
Total AISC ($ per oz gold sold)	$1,540			$1,194

	Nine months ended Sep 30, 2024			Nine months ended Sep 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	136,712	17,570	154,282	145,916	16,510	162,426
Total cash costs	169,364	40,338	209,702	131,521	29,704	161,225
Add: royalties[1]	9,592	3,553	13,145	9,350	2,864	12,214
Add: social programs[1]	8,703	1,502	10,205	7,072	432	7,504
Add: sustaining capital expenditures	18,143	2,544	20,687	16,467	3,355	19,822
Add: lease payments on sustaining capital	1,259	—	1,259	1,749	—	1,749
Total AISC	207,061	47,937	254,998	166,159	36,355	202,514
Total AISC ($ per oz gold sold)	$1,515			$1,139

	Three months ended June 30, 2024			Three months ended March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	43,366	6,103	49,469	45,288	5,756	51,044
Total cash costs	56,342	13,433	69,775	52,623	12,188	64,811
Add: royalties[1]	3,078	1,126	4,204	3,008	1,084	4,092
Add: social programs[1]	2,120	151	2,271	2,289	1,166	3,455
Add: sustaining capital expenditures	6,224	782	7,006	6,496	824	7,320
Add: lease payments on sustaining capital	364	—	364	506	—	506
Total AISC	68,128	15,492	83,620	64,922	15,262	80,184
Total AISC ($ per oz gold sold)	$1,571			$1,434
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.
                                                Page | 22

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Non-GAAP Financial Measures (continued)
All-in sustaining costs (continued)
Reconciliation of total AISC by business unit at the Segovia Operations to the AISC as disclosed above.

	Three months ended September 30, 2024			Three months ended September 30, 2023
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	40,248	7,811	48,059	45,089	7,538	52,627
Total cash costs	46,073	14,325	60,399	38,973	11,216	50,189
Add: royalties[1]	3,506	—	3,506	3,202	—	3,202
Add: social programs[1]	4,294	—	4,294	2,249	—	2,249
Add: sustaining capital expenditures	5,423	—	5,423	6,685	—	6,685
Add: lease payments on sustaining capital	389	—	389	507	—	507
Total AISC	59,685	14,325	74,011	51,616	11,216	62,832
Total AISC ($ per oz gold sold)	$1,483	$1,834	$1,540	$1,145	$1,488	$1,194
	Nine months ended September 30, 2024			Nine months ended September 30, 2023
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	116,618	20,095	136,712	126,220[3]	19,696	145,915
Total cash costs	135,080	34,283	169,363	103,004	28,516	131,521
Add: royalties[1]	9,592		9,592	9,350		9,350
Add: social programs[1]	8,703		8,703	7,072		7,072
Add: sustaining capital expenditures	18,143		18,143	16,468		16,468
Add: lease payments on sustaining capital	1,259		1,259	1,749		1,749
Total AISC	172,777	34,283	207,060	137,644	28,516	166,160
Total AISC ($ per oz gold sold)	$1,482	$1,706	$1,515	$1,091	$1,448	$1,139

	Three months ended June 30, 2024			Three months ended June 30, 2023
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	36,117	7,248	43,365	41,855	6,526	48,381
Total cash costs	43,364	12,977	56,341	34,813	9,974	44,787
Add: royalties[1]	3,078	—	3,078	3,488	—	3,488
Add: social programs[1]	2,120	—	2,120	2,419	—	2,419
Add: sustaining capital expenditures	6,224	—	6,224	2,450	—	2,450
Add: lease payments on sustaining capital	364	—	364	588	—	588
Total AISC	55,150	12,977	68,127	43,758	9,974	53,731
Total AISC ($ per oz gold sold)	$1,527	$1,790	$1,571	$1,045	$1,528	$1,111

	Three months ended March 31, 2024			Three months ended March 31, 2023
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	40,253	5,035	45,287	39,276	5,632	44,908
Total cash costs	45,643	6,980	52,623	29,219	7,326	36,545
Add: royalties[1]	3,008	—	3,008	2,660	—	2,660
Add: social programs[1]	2,289	—	2,289	2,404	—	2,404
Add: sustaining capital expenditures	6,496	—	6,496	7,332	—	7,332
Add: lease payments on sustaining capital	506	—	506	656	—	656
Total AISC	57,942	6,980	64,922	42,270	7,326	49,597
Total AISC ($ per oz gold sold)	$1,439	$1,386	$1,434	$1,076	$1,301	$1,104
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.
3As presented in the Interim Financial Statements and notes thereto for the respective periods.
                                                Page | 23

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Non-GAAP Financial Measures (continued)
Additions to mineral interests, plant and equipment
The below table reconciles sustaining and non-sustaining capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended,				Nine months ended,
($’000)	30-Sep-24	30-Jun-24	31-Mar-24	30-Sep-23	30-Sep-24	30-Sep-23
Sustaining capital
Segovia Operations	5,423	6,224	6,496	6,685	18,143	16,467
Marmato Upper Mine	938	782	824	1,457	2,544	3,355
Total	6,361	7,006	7,320	8,142	20,687	19,822
Non-sustaining capital
Marmato Lower Mine	10,825	19,143	14,865	8,413	44,833	18,420
Segovia Operations	16,962	16,284	11,023	6,569	44,269	16,849
Marmato Upper Mine	10,275	1,046	2,278	5,737	13,599	7,063
Toroparu Project	1,970	2,079	1,939	3,874	5,988	13,189
PSN	5,033	—	—	—	5,033	—
Juby Project	1	1	3	—	5	33
Total	45,066	38,553	30,108	24,593	113,727	55,554
Corporate Assets		3,895	—	—	3,895	—
Additions to mining interest, plant and equipment[1]	51,427	49,454	37,428	32,735	138,309	75,376
1.As presented in the Interim Financial Statements and notes thereto for the respective periods.

                                                Page | 24

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Non-GAAP Financial Measures (continued)
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended,				Nine months ended,
($000s except shares amount)	30-Sep-24	30-Jun-24	31-Mar-24	30-Sep-23	30-Sep-24	30-Sep-23
Basic weighted average shares outstanding	169,873,924	151,474,859	138,381,653	137,192,545	153,304,168	136,710,913
Net loss[1]	(2,227)	5,713	(744)	13,833	2,743	17,363
Add back:
Share-based compensation[1]	2,533	1,373	1,842	528	5,748	2,134
Revaluation of investment in Denarius[1]	—	—	—	—	—	10,023
(Income) loss from equity accounting in investee[1]	17	2,301	552	(1,063)	2,871	3,608
(Gain) loss on financial instruments[1]	12,842	6,144	3,742	(374)	22,728	(351)
Other (income) expense[1]	(428)	2,681	—	21	2,252	(31)
Foreign exchange (gain) loss[1]	311	(7,211)	(109)	2,285	(7,010)	11,865
Income tax effect on adjustments	(109)	1,738	78	(800)	1,707	(4,153)
Adjusted net (loss) / earnings	12,939	12,739	5,361	14,431	31,039	40,458
Per share – basic ($/share)	0.08	0.08	0.04	0.11	0.20	0.30
1.As presented in the Interim Financial Statements and notes for the respective periods.
                                                Page | 25

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Non-GAAP Financial Measures (continued)
Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and losses on deferred and current income taxes, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended,				Nine months ended,
($000s)	30-Sep-24	30-Jun-24	31-Mar-24	30-Sep-23	30-Sep-24	30-Sep-23
Earnings (loss) before tax[1]	13,603	17,904	10,310	26,156	41,818	50,863
Add back:
Depreciation and depletion[1]	9,019	8,082	7,519	10,938	24,620	27,409
Finance income[1]	(1,351)	(1,691)	(2,246)	(3,672)	(5,288)	(8,203)
Interest and accretion[1]	6,493	6,496	6,803	6,757	19,792	22,384
EBITDA	27,764	30,791	22,386	40,179	80,942	92,453
Add back:
Share-based compensation[1]	2,533	1,373	1,842	528	5,748	2,134
Revaluation of investment in Denarius[1]	—	—	—	—	—	10,023
(Income) loss from equity accounting in investee[1]	17	2,301	552	(1,063)	2,871	3,608
(Gain) loss on financial instruments[1]	12,842	6,144	3,742	(374)	22,728	(351)
Other (income) expense[1]	(428)	2,681	—	21	2,252	(31)
Foreign exchange (gain) loss[1]	311	(7,211)	(109)	2,285	(7,010)	11,865
Adjusted EBITDA	43,039	36,079	28,413	41,576	107,531	119,701
1.As presented in the Interim Financial Statements and notes for the respective periods.

                                                Page | 26

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Accounting matters
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2023 and 2022. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the consolidated financial statements for the years ending December 31, 2023 and 2022, in addition to the following:
Asset Acquisition - The Soto Norte Project
The assessment of whether an acquisition of assets and liabilities meets the definition of a business or whether it is an acquisition of assets requires judgment. In this assessment, management considers whether the acquired set of assets and activities consists of inputs and a substantive process and whether these inputs and substantive processes have the ability to contribute to the creation of outputs. Management concluded that the Soto Norte Project did not constitute a business and accounted for the acquisition as an asset acquisition
Fair value of assets acquired and liabilities assumed of the Soto Norte Project
Determining the fair value of assets acquired and liabilities assumed in an asset acquisition requires management to make estimates and assumptions, giving consideration to both market and income-based valuation methodologies to determine the fair value of the exploration project to be recognized. In the case of an asset acquisition, the measurement of common shares and contingently issuable common shares paid as consideration for the acquisition is also determined with reference to the fair value of the net assets acquired and liabilities assumed.
Determination of Control or Significant Influence in the Soto Norte Project
The Soto Norte Transaction resulted in the Company obtaining a 51% interest in the Soto Norte Project. Judgment is required to determine whether the Company controls or has significant influence over the Soto Norte Project, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the Soto Norte Project, and the substantive rights of the shareholders to approve, amongst other things, operating policies, budgets, and financing plans. The Company determined that it had obtained control over Soto Norte as of June 28, 2024.
                                                Page | 27

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Accounting matters (continued)
Changes in Accounting Policies
Aris Mining’s Interim Consolidated Financial Statements for the three and nine months ended September 30, 2024 were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 - Interim Financial Reporting and were approved by the Company’s board of directors on November 12, 2024. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 3, Material accounting policies in Aris Mining’s consolidated financial statements for the year ended December 31, 2023.
New accounting standards issued | IAS 1 – Presentation of Financial Statements
The IASB issued an amendment to IAS 1, Presentation of Financial Statements that clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments were effective January 1, 2024 and have been applied retrospectively. Under existing IAS 1 requirements, companies classify a liability as current when they do not have an unconditional right to defer settlement for at least 12 months after the reporting date. The IASB has removed the requirement for a right to be unconditional and instead now requires that a right to defer settlement must exist at the reporting date and have substance. The amendments therefore resulted in a change in the classification of liabilities that can be settled in an entity's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Subsequent to the application of the amendments, when a liability includes a counterparty conversion option that may be settled by a transfer of an entity's own shares, the Company takes into account the conversion option in classifying the liability as current or non-current. The Company's convertible debentures and warrant liabilities were impacted by the amendments.
Previously, the Company's convertible debentures were recorded as long-term debt and were classified as current when the instrument was maturing within 12 months after the reporting period. However, given the holders of the debenture have the option from issuance to maturity to convert the principal into common shares of the Company, the related liability is classified as current as at January 1, 2023 under the revised policy because the conversion option can be exercised by the holders within 12 months after the reporting period. Similarly, the Company's warrant liabilities were previously classified as non-current and warrants expiring within 12 months after the reporting period were classified as current. Under the revised policy, the warrant liabilities are classified as current as at January 1, 2023 and December 31, 2023 because the warrants can be exercised by the holders at any time subsequent to issuance.
As a result of the adoption of the IAS 1 amendments, the statement of financial position as at January 1, 2023 has been restated, with a reclassification of $13.2 million from non-current portion of long-term debt to current portion of long-term debt, and a reclassification of $21.8 million from non-current portion of warrant liabilities to current portion of warrant liabilities. The statement of financial position as at December 31, 2023 has also been restated, with a reclassification of $11.0 million from non-current portion of warrant liabilities to current portion of warrant liabilities.
There was no impact on the statement of income (loss), statement of other comprehensive income (loss), statement of equity, and statement of cash flows for the three and nine months ended September 30, 2023.

                                                Page | 28

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Accounting matters (continued)
Adopted accounting policies not previously disclosed
The following previously adopted accounting policies not disclosed in the annual financial statements were applied in preparing the interim financial statements.
Non-Controlling interest
Non-controlling interest represents equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. The non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity even if the results of the non-controlling interest have a deficit balance.
The Company recognizes transactions with non-controlling interest as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in the loss of control are accounted for as equity transactions.
The Company has elected an accounting policy to measure the non-controlling interest in an acquisition of assets that does not constitute a business at either the fair value of the non-controlling interest or at the non-controlling interest's proportionate share of the net assets recognized. The Company measured the non-controlling interest in the Soto Norte Project at the date the Company acquired control based on the proportionate share of the entity's recognized net assets.
Measurement of previously held interest in an asset acquisition
In an acquisition of assets that does not constitute a business, the previously held interest forms a part of the consideration paid for the assets acquired and liabilities assumed at the time control of the assets and liabilities is obtained. The Company has elected an accounting policy not to remeasure the carrying amount of previously held investments in associates on acquisition of additional interests that do not constitute a business.

                                                Page | 29

Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.
Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2023 dated as of March 6, 2024, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.
The Company's management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting.
Changes in internal controls
During the three months ended September 30, 2024, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum's 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A are based upon information included in the following documents and NI 43-101 compliant technical reports:
•"Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.
•“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.
•“NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023 (the Segovia Technical Report). The Segovia Technical Report was prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP and Cornelius Lourens, FAusIMM, each of whom is a “Qualified Person” as such term is defined in NI 43-101 and Cornelius Lourens was independent of Aris Mining within the meaning of NI 43-101 as of the date of the Segovia Technical Report.
•"Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario" dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a "Qualified Person" as such term is defined in NI 43-101.
•“Updated Mineral Resource Estimate NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated March 31, 2023 with an effective date of February 10, 2023 (the “Toroparu Technical Report”). The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM (CP), Maria Muñoz, MAIG, and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.
All the documents and technical reports listed above are available for download on the Company’s website at www.aris-mining.com and are available for review in the Company's filings with the SEC at www.sec.gov. The Soto Norte Technical Report and the Juby Technical Report are available for download on the SEDAR+ profile of Aris Holdings at www.sedarplus.ca. Aris Holdings is now a subsidiary of the Company. The other technical reports are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca.
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Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s targeted production of 500,000 ounces of gold in 2026 at Segovia and Marmato, the timing and results of the updated PSN development plan, including the Company’s intention to present the plan to regulators, the expected results of the 2025 drilling program at Segovia, the expected redemption of the Senior Notes, receipt of milestone payments under the PMPA, the expected production increases at the Segovia Operations and the Marmato Mine following their expansions and the costs thereof, the plans, benefits, costs and timing pertaining to the expansions at the Segovia Operations and the Marmato Lower Mine, plans pertaining to the Soto Norte Project and the details, timing and costs thereof, the use of proceeds from the offering of the Notes, plans pertaining to the Toroparu project and the details thereof, the Company’s growth phase and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, statements made under the heading “Outlook Guidance”, the Company’s anticipated business plans and strategies, financing sources, the WPMI Stream, estimates of future gold production, gold prices, projected future revenues, expected future production costs and capital expenditures, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures and capital and exploration expenditures.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2023 and dated March 6, 2024 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and on the Company's profile with the SEC at www.sec.gov.

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Management's Discussion and Analysis Three and nine months ended September 30, 2024 and 2023 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Cautionary Note Regarding Forward-looking Statements (continued)
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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